SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

April 27, 2010

VIA FEDEX AND EDGAR

Re:               Sealy Corporation

Form 10-K for the year ended November 29, 2009

Form 8-K filed on March 30, 2010

File No. 1-8738

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Salik:

On behalf of Sealy Corporation (the “Company” or “Sealy”), this will respond to the comments set forth in the letter from Rufus Decker of the Securities and Exchange Commission staff (the “Staff”) dated April 14, 2010. For the convenience of the Staff, we are sending courtesy paper copies via Federal Express. In addition, to assist the Staff in its review, we have set forth the text of the Staff’s comments in italics followed by the Company’s response.

Form 10-K for the year ended November 30, 2009

General

1.                                       Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Where applicable within our responses to the Staff’s comments, we have provided examples of the revisions or additional disclosures.  All of these revisions will be incorporated into our disclosures in future filings.

MD&A

Liquidity and Capital Resources

Debt Covenants, page 43

2.                                       We note your response to comment 3 in our letter dated March 17, 2010.  We note that as of November 29, 2009 and as of the date of your response you are in compliance with your debt covenants, including all required ratios.  You are not reasonably likely to be in breach of your covenants.  As such, you have not disclosed your actual ratios.  We have the following comments in this regard:

•                  You present Adjusted EBITDA as a material component of your covenants.  We do not understand how this measure provides meaningful information to the readers of your financial statements without such measure being provided in the context of your required fixed charge coverage ratio. Please clarify;

•                  The fixed charge coverage ratio is defined by the ABL Revolver agreement as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and restricted payments.  The fixed charge coverage ratio is defined by the indentures governing your Senior Notes, Convertible Notes and Senior Subordinated Notes as the ratio of Adjusted EBITDA to fixed charges which include interest expense and cash dividend payments on certain preferred stock.  Please help us understand why the calculations of the remaining components of these fixed charge coverage ratio covenants are not important to the users of the financial statements; and

•                  You state that your presentation of EBITDA and Adjusted EBITDA is neither a measure of performance nor a liquidity measure; rather you include this presentation because EBITDA and Adjusted EBITDA are material components of  your covenant compliance measures under your senior debt agreements.  Please further clarify in your disclosures why you are also presenting EBITDA and how EBITDA is also a component of your covenant compliance measures.

Please show us in your supplemental response what the revisions will look like.

In consideration of the Staff’s comments, we will amend future filings to include the amount of the fixed charges and the computed fixed charge coverage ratio for the most recent period presented in order to provide clarification of these computations to the users of the financial statements.  Our disclosures will be amended in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended May 30, 2010 as follows:

Restrictions on Certain Transactions

The covenants contained in our senior debt agreements also restrict our ability to enter into certain transactions (the significant of which are summarized below). Our ABL Revolver requires us to meet a minimum fixed charge coverage ratio of 1.25 to 1.00 in order to make certain restricted payments including dividend distributions to holders of our common stock, dividends or distributions to the parent company (Sealy Corporation), and debt repayments, subject to certain exceptions.  The fixed charge coverage ratio is defined by the ABL Revolver agreement as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and restricted payments.  At November 29, 2009, adjustments to Adjusted EBITDA for cash taxes paid and unfinanced capital expenditures were $25.3 million.  Fixed charges as calculated under the terms of the ABL Revolver agreement were $71.2 million. This results in a fixed charge coverage ratio of 2.00 to 1.00 at November 29, 2009 under the terms of the ABL Revolver agreement.

The indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes also require us to meet a fixed charge coverage ratio of 2.0 to 1.0 in order to incur additional indebtedness and make certain restricted payments, including dividends or equity distributions, subject to certain exceptions. The fixed charge coverage ratio is defined by the indentures related to these notes as the ratio of Adjusted EBITDA to fixed charges which include interest expense, and cash dividend payments on certain preferred stock.  At November 29, 2009, fixed charges as calculated under the terms of the indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes were $73.2 million, resulting in a fixed charge coverage ratio of 2.29 to 1.00.

Non-compliance with the minimum fixed charge ratio contained in the ABL Revolver agreement and the indentures governing the Senior Notes, Convertible Notes and 2014 Notes would prohibit Sealy Mattress Company and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions.

The presentation of EBITDA within the debt covenant discussion is made only as a subtotal in the computation of Adjusted EBITDA prior to the specific adjustments that are made in accordance with our debt covenants.  In future filings, we will amend our disclosures in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ended May 30, 2010 to indicate that only Adjusted EBITDA is a material component of our debt covenants as follows:

The covenants contained within our debt agreements are based on what we refer to herein as “Adjusted EBITDA”. In the senior debt agreements, Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization ~~and Adjusted EBITDA is defined as EBITDA further~~ adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance. Adjusted EBITDA is presented herein as it is a material component of these covenants. Additionally, management uses Adjusted EBITDA to evaluate the Company’s operating performance and we believe that this measure provides useful incremental information to investors regarding our operating performance. While the determination of “unusual items” is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants.

~~EBITDA and~~ Adjusted EBITDA is ~~are~~ not a recognized term~~s~~ under GAAP and does not purport to be an alternative~~s~~ to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, it is ~~they are~~ not intended to be a measure~~s~~ of free cash flow for management’s discretionary use, as it does ~~they do~~ not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

Financial Statements

General

3.                                       We note your response to comment 4 in our letter dated March 17, 2010.  Please also tell us what consideration you gave to the additional disclosures required by Rule 12-04 (a) and (b) of Regulation S-X.

In consideration of the additional disclosures required by Rule 12-04(a) of Regulation S-X, we note that there are no material contingencies, guarantees or redeemable stock requirements that specifically pertain to Sealy Corporation on a standalone basis.  The only long-term obligation reflected in the financial statements of Sealy Corporation within the information presented in Note 25 to our Annual Report on Form 10-K pertains to the Company’s Convertible Notes which were jointly issued by Sealy Corporation and Sealy Mattress Company.  The maturities and terms of the Convertible Notes are discussed in Note 9 to our consolidated financial statements within our Annual Report on Form 10-K for the fiscal year ended November 29, 2009 and we believe that the information disclosed therein satisfies the requirements of Rule 12-04(a).  With respect to Rule 12-04(b) of Regulation S-X, we have disclosed in Note 25 to our consolidated financial statements within the Annual Report on Form 10-K for the fiscal year ended November 29, 2009 that Sealy Corporation has not received cash dividends from any of its subsidiaries during the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007.

In order to further clarify our disclosures in this regard, we will amend our disclosures in future filings beginning with our Annual Report on Form 10-K for the year ended November 28, 2010 as follows:

There are no material contingencies, guarantees or redeemable stock requirements outstanding pertaining to Sealy Corporation as a standalone entity.  The long-term obligations recorded on the separate company financial statements for Sealy Corporation presented below relate to the Company’s Convertible Notes, the terms of which are further discussed in Note 9.  Sealy Corporation has not received cash dividends from any of its subsidiaries or its equity method investees during the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007.

Consolidated Statement of Cash Flow, page 56

4.                                       We note in your response to comment 6 in our letter dated March 17, 2010.  It appears that the loss from termination of the interest rate swaps is the same as the amount paid to terminate the interest rate swaps.  Please help us understand what consideration you gave to the amounts included in accumulated other comprehensive income related to these interest rate swaps upon termination in arriving at the loss from termination amount.

The amounts that had been recorded in accumulated other comprehensive income related to these interest rate swaps were considered in the loss recognized and presented within the consolidated statement of cash flow.  The amount paid to terminate these agreements was considered to be indicative of the fair value of these agreements on the date of settlement and, as such, the amounts recognized in accumulated other comprehensive income at the date of settlement were equal to the amounts paid in settlement of these interest rate swap contracts.  As both the interest rate swap agreements and the related debt agreements were terminated in conjunction with the Refinancing, and the hedge document was specific to the debt that was terminated, there was no portion of the loss that remained in accumulated other comprehensive income subsequent to the termination of the interest rate swap agreements as the future variable interest rate payments were no longer probable of occurring.

5.                                       We note your response to comment 8 in our letter dated March 17, 2010 and have the following additional comments:

•                  Please provide us with your calculation to show how you arrived at the effective conversion price and intrinsic value as well as how determined that there was no beneficial conversion feature pursuant to ASC 470-25-25 and 30.  This should include how you determined the amount of substantial premium to record in additional paid-in-capital; and

•                  Please expand your disclosures to provide a more comprehensive discussion of the accounting for the rights and PIK notes.

Please show us in your supplemental response what the revisions will look like.

The effective conversion price was calculated separately for the rights committed to be exercised under the forward purchase agreement and those for which execution was not committed under this agreement.

Each 13 rights entitled the holder to purchase a Convertible Note with a face amount of $25.00 convertible into 25 shares of our common stock for an exercise price of $25.00.  Upon exercise of each 13 rights and issuance of each Convertible Note, the proceeds deemed to be received by the Company were equal to the sum of (i) the exercise price of the 13 rights or $25.00 and (ii) the carrying value of the 13 rights at the exercise date, which was equal to their fair value as they were initially and subsequently recorded at fair value as derivative liabilities.  The effective conversion price per share was equal to the deemed proceeds (calculated as described above) divided by the 25 shares of our common stock into which the Convertible Note is convertible.  A Convertible Note was considered to have intrinsic value, if any, if the per share fair value of our common stock at the date the 13 rights were exercised and the Convertible Note was issued exceeded the effective conversion price per share.  The amount of substantial premium for each Convertible Note to record in additional paid-in capital (“APIC”) was determined as the excess of the deemed proceeds over the face amount of $25.

The 46,625,921 rights issued to Sealy Holding LLC (the “Purchaser”), an affiliate of KKR, were considered to be exercised, and the underlying Convertible Notes were considered to be issued, on the May 26, 2009 issuance date of the rights.  The remaining 45,490,448 rights issued to holders of the Company’s common stock other than the Purchaser were exercised and the Convertible Notes were issued on July 10, 2009.  As the exercise date of the rights issued to the Purchaser was different from the exercise date of the rights issued to the other shareholders, the calculation of the deemed proceeds, effective conversion price per share and intrinsic value per share were also different based on the 13 rights having a different fair value at those different dates.  The table below illustrates the calculation of the deemed proceeds, effective conversion price per share, intrinsic value per share, and premium recorded in APIC.

	Purchaser	Others	Total
Exercise date of rights	May 26, 2010	July 10, 2010
Fair value of right on exercise date	$2.05	$2.15
Rights per Convertible Note	13	13
Total fair value of rights per Convertible Note	$26.65	$27.95
Exercise price of Convertible Note	$25.00	$25.00
Deemed proceeds per Convertible Note	$51.65	$52.95

Deemed proceeds per Convertible Note	$51.65	$52.95
Number of common shares into which each Convertible Note is convertible	25	25
Effective conversion price per share	$2.07	$2.12

Fair vaue of common stock per share	$2.00	$1.69
Effective conversion price per share	$2.07	$2.12
Intrinsic value per share	$—	$—

Deemed proceeds per Convertible Note	$51.65	$52.95
Par value per Convertible Note	$25.00	$25.00
Premium recorded in APIC per Convertible Note	$26.65	$27.95

Number of rights issued	46,625,921	45,490,448	92,116,369
Rights per Convertible Note	13	13
Covertible Notes issued	3,586,609	3,499,265	7,085,875
Premium recorded in APIC per Convertible Note	$26.65	$27.95
Total premium recorded in APIC (in millions)	$95.6	$97.8	$193.4

In consideration of the Staff’s comment to expand our disclosures to provide a more comprehensive discussion of the accounting for the rights and PIK notes we will amend our disclosures in future filings as follows:

Convertible PIK Notes and Related Rights

On May 13, 2009, the Company announced a rights offering pursuant to which rights to subscribe for Convertible Notes were issued at no charge to all holders of the Company’s common stock at the close of business on May 26, 2009 at a rate of one right per share of common stock. Each 13 rights entitled its holder to purchase a Convertible Note at a subscription price of $25.00 and each Convertible Note will initially be convertible into 25 shares of common stock. The rights offering expired on July 2, 2009 and the related Convertible Notes were issued on July 10, 2009.

The issuance of the 92,116,369 rights to purchase the Convertible Notes was considered a non-reciprocal transfer with owners and was therefore treated as a dividend ~~non-monetary distribution~~ of $188.8 million in the second quarter of fiscal 2009.  The amount recorded as a dividend was calculated based on the initial fair value of the rights issued of $2.05 per right ~~Further, the fair value of the rights which represented issuance of the Convertible Notes, a comparison of the effective conversion price of the Convertible Notes at a substantial premium have been accounted for as additional paid-in capital. The distribution was recorded at its fair value~~ based on the initial trading value of the rights on the active market on which they trade. See Note 11. The rights are considered to constitute written options which are accounted for as derivative instruments and were adjusted, prior to exercise or expiration, to fair value through earnings. See Note 12.

On May 15, 2009, the Company entered into a forward purchase agreement (the “Forward Contract”) with the Purchaser in connection with the distribution of the subscription rights discussed above. The Forward Contract required the Purchaser to purchase up to $177.1 million aggregate principal amount of Convertible Notes which represents the maximum number of Convertible Notes that the Purchaser could have been obligated to purchase. The Forward Contract was settled upon the expiration of the rights offering. Upon settlement, the Company delivered to the Purchaser the Convertible Notes that were not subscribed for by the Company’s shareholders (other than the Purchaser) and cash in an amount equal to the purchase price of the Convertible Notes that were subscribed to by the Company’s shareholders (other than the Purchaser) along with accrued interest. In consideration of the Forward Contract, the Purchaser posted cash of $177.1 million on May 29, 2009 which bore interest during the rights offering period at the rate of LIBOR plus 3.00%. On July 10, 2009, the forward contract was settled resulting in a repayment to the Purchaser of $84.0 million which represented $83.3 million related to rights exercised by shareholders other than the Purchaser and an interest payment of $0.7 million. Under the terms of the Forward Contract, the Company paid the Purchaser a forward contract payment of $1.0 million which was recorded as a component of debt issuance costs, net, and other assets in the Consolidated Balance Sheet as of November 29, 2009 and is being amortized as a component of interest expense within the Consolidated Statements of Operations.

Due to the agreement by the Purchaser to exercise all of the rights distributed to it under the terms of the Forward Contract, the ~~associated~~ 46,625,921 rights allocable to the Purchaser have been considered to be exercised at issuance of the rights. ~~and~~ The fair value of these rights ~~were~~ was considered to represent a substantial premium related to the issuance of the Convertible Notes.  As such, $95.6 million of this premium was ~~immediately~~ recorded as a component of additional paid-in capital upon issuance of the rights.  The amount of the premium recognized was based upon the $2.05 initial fair value of the rights. The 45,490,448 rights issued to the Company’s other shareholders remained outstanding through the rights period and were adjusted to their fair value (See Note 12) until the issuance of the Convertible Notes on July 10, 2009 as the rights were considered to be written options and were accounted for as derivative liabilities while they were outstanding.  ~~at which time they~~ Upon issuance of the Convertible Notes, the current fair value of these rights were also considered to represent a substantial premium related to the issuance of the Convertible Notes and $97.8 million of premium was ~~were then~~ recorded as a component of additional paid-in capital within the Consolidated Balance Sheets ~~as noted above~~.

The Company will account for the PIK interest on the Convertible Notes in accordance with the applicable FASB authoritative guidance pertaining to convertible instruments and derivative financial instruments indexed to, and potentially settled in, a company’s own stock. This guidance may require an allocation of a portion of the issuance amount to an embedded beneficial conversion feature if the effective conversion price of the convertible debt is less than the fair value of the underlying common stock at the interest payment dates. The resulting discount will be shown as a reduction of the balance of the Convertible Notes which will be accreted to the par value through interest expense over the term of the PIK Interest Convertible Notes.

Item 15. Exhibits and Financial Statement Schedules, page 126

6.                                       We note your response to comment 11 in our letter dated March 17, 2010.  We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreement filed as exhibit 10.19 to the Form 10-Q for the period ending February 28, 2010.  Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of this agreement that includes all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

We will file a complete copy of this agreement with the related exhibits and schedules as an exhibit to our Quarterly Report on Form 10-Q filing for the quarter ended May 30, 2010.

Form 8-K Filed on March 30, 2010

Adjusted EBITDA, page 4

7.                                       You imply that you present Adjusted EBITDA and Adjusted EBITDA Margin because the covenants contained in your senior debt agreements are based upon these measures and Adjusted EBITDA is a material component of these covenants.  However, your references to Adjusted EBITDA and Adjusted EBITDA Margin throughout your earnings release, including in the headings of your earnings release and in the quote from your President and Chief Executive Officer, indicate that you may also use it as a performance measure.  In addition, it does not appear that any of your covenants are derived from Adjusted EBITDA Margin.  Please ensure that you clearly disclose all of the purposes for which you use these non-GAAP measures.  In a similar manner to your reconciliation provided on page 43 of your Form 10-Q for the period ended February 28, 2010, please reconcile Adjusted EBITDA to net income.  Please refer to Compliance and Disclosure Interpretation 103.02 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm . Please show us in your supplemental response what the revisions will look like.

In consideration of the Staff’s comments, we will amend future earnings releases as follows to more clearly indicate all of the purposes for which the non-GAAP measures of Adjusted EBITDA and Adjusted EBITDA Margin are used.  Further, we will include a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to Net Income and Net Income Margin as required by Compliance and Disclosure Interpretation 103.02:

Adjusted EBITDA

Within the information above, Sealy provides information regarding Adjusted EBITDA and Adjusted EBITDA Margin which are not recognized terms under GAAP (Generally Accepted Accounting Principles) and do not purport to be alternatives to operating income or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. We present Adjusted EBITDA, because the covenants contained in our senior debt agreements are based upon this measure and Adjusted EBITDA is a material component of those covenants. Additionally, management uses Adjusted EBITDA to evaluate the Company’s operating performance.  We also present Adjusted EBITDA margin, which is Adjusted EBITDA reflected as a percentage of net sales because we believe that this measure provides useful incremental information to investors regarding our operating performance.  Additionally, these measures are not intended to be measures of available cash flow for management’s discretionary use, as these measures do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation may not be comparable to other similarly titled measures of other companies.  A reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the Company’s net income ~~income from operations~~ is provided in the attached schedule.

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME AND ADJUSTED EBITDA MARGIN TO NET INCOME MARGIN

NON GAAP MEASURES

	Three Months Ended:
	February 28,		March 1,
	2010		2009
	(in thousands)	(percentage of net sales)	(in thousands)	(percentage of net sales)

Net income	$5,714	1.7%	$4,344	1.4%
Interest expense	22,341	6.6%	17,548	5.7%
Income taxes	7,790	2.3%	2,819	0.9%
Depreciation and amortization	7,549	2.2%	8,229	2.7%

Adjustments for debt covenants:

Non-cash compensation	4,107	1.2%	1,011	0.3%
KKR consulting fees	496	0.1%	720	0.2%
Severance charges	1,115	0.3%	1,278	0.4%
Gain on sale of subsidiary	—	0.0%	(1,292)	-0.4%
Other (a)	176	0.1%	844	0.3%

Adjusted EBITDA	$49,288	14.5%	$35,501	11.5%

(a)  Consists of various immaterial adjustments

*  *  *  *  *

On behalf of Sealy Corporation, this will acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (336) 861-3588 or Jeff Ackerman, Executive Vice President and Chief Financial Officer at (336) 861-3674.

Very truly yours,

/s/ Michael Q. Murray
Michael Q. Murray, Esq.
Senior Vice President and General Counsel